UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WESTERN ASSET HIGH INCOME FUND II INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

95766J102
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		10,917,027
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		10,917,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
10,917,027

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.82%[1]

14	TYPE OF REPORTING PERSON
PN; IA

____________________________
1 The percentages used herein are calculated based upon 85,156,216 Common Shares outstanding as of 4/30/2019, as disclosed in the company's N-CSR filed 6/26/2019.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		10,917,027
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		10,917,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
10,917,027

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.82%[1]

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 85,156,216 Common Shares outstanding as of 4/30/2019, as disclosed in the company's N-CSR filed 6/26/2019.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the SEC on March 14, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 18, 2019 (“Amendment No. 1”, and together with this Amendment No. 2, the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”), with respect to the Common Shares of Western Asset High Income Fund II Inc. This Amendment No. 2 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $69,796,689 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 24, 2019, Saba Capital submitted to the Issuer a notice informing the Issuer of its intention to (i) present a proposal requesting the board of directors of the Issuer (the “Board”) take all necessary steps (other than any steps that must be taken by shareholders) in its power to declassify the Board so that directors are elected on an annual basis starting at the next annual meeting of shareholders (the “Proposal”); such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors, and (ii) nominate the following three persons—David Basile, Stephen J. Flanagan and Frederic Gabriel—for election to the Board at the 2019 annual meeting of shareholders.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) – (c) of the Schedule 13D are hereby amended and restated as follows:

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 5 of 6 Pages

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate amount of Common Shares and percentages of Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 85,156,216 Common Shares outstanding as of 4/30/2019, as disclosed in the company's N-CSR filed 6/26/2019.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected in the sixty days prior to the filing of the Schedule 13D by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

                   After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 26, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Date	Side	Shares	Price
5/30/2019	Buy	1,411	6.52